DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

July 9, 2009

Scott M. Anderegg
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2009
File No. 1-33564
Form 10-K for Fiscal Year Ended December 31, 2008, as amended
Filed March 31, 2009
File No. 1-33564

Dear Mr. Anderegg:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 1 to the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), Amendment No. 2 to the Company’s above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2008 (the “Amended 10-K”) and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Amended 10-Q”), each reflecting changes made in response to the Staff’s comment letter dated July 2, 2009.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company.  Each numbered paragraph corresponds to the numbered paragraphs of the July 2, 2009 comment letter, followed by the Company’s responses to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

1.
In the last paragraph on page 3, you state that you will remain responsible for all of your liabilities.  Here, or in another appropriate location in your document, please discuss the liabilities for which you will remain responsible.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

Scott M. Anderegg
July 9, 2009
Page Two

Proposal 1:  Approval of the Asset Sale, page 22

General, page 22

2.
We note your disclosure, “This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to the Purchase Agreement.”  As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.  Please revise accordingly.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

Background of the Asset Sale, page 22

3.
We note that on page 25, in your disclosure entitled “Reasons for the Asset Sale,” you reference that the board “evaluat[ed] various alternatives” and that management engaged in an “extensive marketing process” seeking potential buyers in which you contacted 56 potential buyers and signed confidentiality agreements and performed due diligence on 28 potential buyers, but you have not included a description of these activities in your discussion of the background of the asset sale.  As these activities were part of the basis for your board determining that the sale of assets was fair and in the best interest of stockholders, please revise your discussion of the background of the asset sale and the reasons for the asset sale to include them and discuss the factors you considered and analysis you conducted in narrowing each grouping of potential acquisition targets.  We may have additional comments after reviewing your response.

Response:  The Company has revised the disclosure on pages 22 through 28 of the Amended Proxy in accordance with the Staff’s comments to include descriptions of the “various strategic alternatives” and “extensive marketing process.”

4.
Also, in your disclosure entitled “Reasons for the Asset Sale,” we note that the board considered “various strategic alternatives.”  Please revise your discussion of the background of the asset sale and the reasons for the asset sale, as applicable, to include a discussion of the alternatives the board considered.

Response:  See the Company’s response to comment 3 above.

5.
Further, in your disclosure entitled “Reasons for the Asset Sale,” we note that management conducted an extensive marketing process seeking a buyer.  Please expand you disclosure in the background of the asset sale and the reasons for the asset sale, as applicable, to provide a more detailed discussion of this marketing process and nature of the offers you received.

Response:  See the Company’s response to comment 3 above.

Scott M. Anderegg
July 9, 2009
Page Three

6.
Please revise to more clearly identify each person in attendance at each meeting.  For example, where you state that “we met with Wellhead in San Francisco,” or “our Board met and reviewed with management,” please identify the individuals to whom you refer.

Response: The Company has revised the disclosure in accordance with the Staff’s comments to include the identities of the individuals referred to in the “Background of the Asset Sale.”

7.
You begin your disclosure on the background of the asset sale with your engagement of Merriman Curham Ford and in the next sentence you disclose the execution of a confidentiality agreement with Wellhead.  Please elaborate on the events that lead up to your decision to engage Merriman Curham Ford and on those events that lead up to your execution of a confidentiality agreement with Wellhead.

Response:  The Company has revised the disclosure on page 22 of the Amended Proxy in accordance with the Staff’s comments to include a description of the events leading up to the Company’s engagement of Merriman Curham Ford and the execution of a confidentiality agreement with Wellhead.

8.
On page 23, you disclose that GAC Capital publicly announced its offer to acquire you for $2.00 per share.  Please revise your disclosure to elaborate on the “significant differences between the likelihood of such offer being consummated and various offers to purchase our assets...” so a stockholder can understand how the board evaluated this offer and why it deemed it inferior to an asset sale and liquidation.

Response:  The Company has revised the disclosure on page 24 of the Amended Proxy in accordance with the Staff’s comments to elaborate on the disclosure regarding the GAC Capital offer and the “significant differences between the likelihood of such offer being consummated and various offers to purchase our assets…”

9.
Also on page 23, you disclose that you engaged a new financial advisor, Bodington & Company.  Please revise your disclosure to explain why you engaged this new financial advisor and whether there were any disagreements with your prior financial advisor, Merriman Curham Ford.

Response:  The Company has revised the disclosure on Page 23 of the Amended Proxy in accordance with the Staff’s comments to explain why it engaged a new financial advisor and to confirm that there were no disagreements with its prior financial advisor.

Scott M. Anderegg
July 9, 2009
Page Four

10.
Further, in an appropriate place in your proxy, please discuss the role Bodington & Company played as a financial advisor and how they assisted the board in determining to pursue an asset sale and liquidation of company.  If applicable, please provide this information for Merriman Curham Ford as well.

Response:  The Company has revised the disclosure on page 22 and 23 of the Amended Proxy in accordance with the Staff’s comments to discuss the role Bodington & Company and Merriman Curham Ford played as a financial advisor and how they assisted the board in determining to pursue an asset sale and liquidation of the Company.

11.
On page 24; you state that the “Board held a telephonic meeting to evaluate the various acquisition proposals, including a revised proposal from GAC at a lower price, and unanimously resolved to move forward with the $6.0 million Wellhead offer.”  Please revise your document to disclose the terms of the other acquisition offers and why the board decided to move forward with the Wellhead offer and liquidate the company.

Response:  The Company has revised the disclosure on page 24 and 25 of the Amended Proxy in accordance with the Staff’s comments to disclose the terms of the other acquisition offers and why the board decided to move forward with the Wellhead offer and liquidate the company.

Principal Provisions of the Purchase Agreement, 27

12.
We note your disclosure, “The following is a summary of the principal provisions of the Purchase Agreement.  While we believe this description covers the material terms of the Purchase Agreement, it may not contain all the information that is important to you and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Annex A to this Proxy Statement.”  As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.  Please revise accordingly.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

Representations and Warranties, page 30

13.
We note your disclosure, “These representations and warranties have been made solely for the benefit of the parties to Purchase Agreement and are not intended to be relied on by any other person.”  Please revise to remove any potential implication that the referenced purchase agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

Scott M. Anderegg
July 9, 2009
Page Five

14.
We further note your disclosure that the “representations and warranties are qualified by specific disclosures made to Wellhead in connection with the Purchase Agreement, are subject to the materiality standards contained in the Purchase Agreement, which may differ from what may be viewed as material by investors, and were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement.”  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy not misleading.  Please confirm your understanding in this regard and revise your document, if appropriate, to disclose all information material to an investment decision.

Response: The Company confirms its understanding of such requirement and the Company believes it has disclosed all such information material to an investment decision.

Approval of Plan of Complete Liquidation and Dissolution, page 48

General, page 48

15.
We note your disclosure, “This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to the Plan of Liquidation.”  As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.  Please revise accordingly.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

Background of the Liquidation, page 48

16.	To the extent applicable please revise your disclosure here in accordance with our comments above in connection with your disclosure of the background of the asset sale.

Response: The Company has revised the disclosure on pages 50 through 52 of the Amended Proxy in accordance with the Staff’s comments.

Scott M. Anderegg
July 9, 2009
Page Six

17.	Please include a discussion of the reasons the board decided to recommend to stockholders the liquidation of the company.

Response: The Company has included a discussion of such reasons on pages 52 through 53 of the Amended Proxy.

Estimated Distribution to Stockholders, page 50

18.
We note in your chart the line item “Fee” under “Net cash available for Distribution.”  Please revise your disclosure by providing a footnote or by revising your chart to explain what this item is and how it impacts the distribution to stockholders.

Response:  The line item “Fee” was inadvertently included in the chart under “Net cash available for Distribution” and will not impact the distribution to stockholders as it was only used in connection with the calculation of the SEC filing fee for the preliminary proxy. Accordingly, the line item has been deleted from the chart.

Incorporation by Reference, page 62

19.
We note that you have incorporated by reference the current reports on Form 8-K dated “February 6, 2009” and “January 23, 2009.”  Please revise to correct your disclosure of the dates you filed these current reports on Form 8-K as you have not disclosed the dates they were filed but the dates of the events triggering your obligation to file the current reports on Form 8-K.

Response:  The Company has revised the disclosure in accordance with the Staff’s comments.

Annex A

20.
We note that you have not filed the exhibits A, B, C and D to the Membership Interests Purchase Agreement as part of Annex A.  In your next amendment please include these exhibits or advise us why you believe you are not required to file them.

Response: The Company has included exhibits A, B, C and D to the Membership Interests Purchase Agreement in the Amended Proxy.

Scott M. Anderegg
July 9, 2009
Page Seven

Form 10-K for Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures, page F-21

21.
Please revise to disclose in this section the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response:  The Company has revised the disclosure by way of filing the Amended 10-K in accordance with the Staff’s comments.  The Company has also included a copy of the Amended 10-K in Exhibit D to the Amended Proxy.

Management’s Report on Internal Controls Over Financial Reporting, page F-21

22.
We note that you have included in your discussion of internal controls a conclusion of effectiveness of “disclosure controls and procedures.”  Please revise to include a conclusion of effectiveness of internal controls over financial reporting as part of your management report on internal controls over financial reporting.  Your conclusion of effectiveness of disclosure controls and procedures should be included in your Disclosure Controls and Procedures section and not here.

Response:  The Company has revised the disclosure by way of filing the Amended 10-K in accordance with the Staff’s comments.  The Company has also included a copy of the Amended 10-K in Exhibit D to the Amended Proxy.

Exhibits 31.1 and 31.2

23.
Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  For example, your certifications should include the introductory language specified in paragraph 4 relating to your evaluation of internal controls over financial reporting and citing the rule.  In this regard, you should also include paragraph 4(b) and the parenthetical language in paragraph 4(d).  Please revise.

Response:  The Company has revised the disclosure in exhibits 31.1 and 31.2 to the Amended 10-K and the Amended 10-Q in accordance with the Staff’s comments. The Company has also included a copy of the Amended 10-K and the Amended 10-Q in Exhibit D and Exhibit E, respectively, to the Amended Proxy.

Scott M. Anderegg
July 9, 2009
Page Eight

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

A letter from the Company acknowledging the foregoing is included with this correspondence.

Scott M. Anderegg
July 9, 2009
Page Nine

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

Very truly yours,

/s/ John E. Depke

John E. Depke

cc:	H. Christopher Owings John Fieldsend Michael Hamilton Denis Gagnon Tony Saur Michelle Pironti